                                                                      EXHIBIT 1

                             EXECUTIVE COMPENSATION
      The following information relates to the annual and long-term compensation for services in all capacities to the Corporation for the fiscal years ended January 29, 1994, January 30, 1993 and February 1, 1992 of those persons who, at January 29, 1994 were (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of the Corporation (the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                        Annual Compensation                        Long Term Compensation
                                        -------------------                        ----------------------
                                                                               Awards                  Payouts
- ------------------------------------------------------------------------------------------------------------------------------
                                                                 Other       Restricted   Securities
                                                                 Annual        Shares     Underlying              All Other
                                                                 Compen-       Awards    Options/SARs   LTIP     Compensation
Name and Principal Position      Year Salary ($)(a)  Bonus ($)  sation ($)      (b)($)      (c)(#)    Payouts ($)   (d)($)
- ------------------------------------------------------------------------------------------------------------------------------
Bannus B. Hudson
CEO                              1993    $583,492        $0         $0            $0        40,000         $0      $3,492
                                 1992    $571,214        $0         $0            $0        40,000         $0      $3,714
                                 1991    $525,865     $210,000      $0         $123,800     30,000         $0      $3,365

David M. Browne
President, Optical Retailing
          Group                  1993    $332,922     $300,000      $0          $50,000     30,000         $0      $7,922
                                 1992    $320,717     $200,000      $0            $0        25,000         $0      $9,417
                                 1991    $269,237     $209,000      $0            $0        20,000         $0      $4,237

Noel E. Hord
President, Footwear Group (e)    1993    $549,400        $0     $54,886 (f)  $190,000 (g)   50,000         $0        $0
                                 1992       $0           $0         $0            $0          0            $0        $0
                                 1991       $0           $0         $0            $0          0            $0        $0

Michael M. Searles
President, Women's Apparel
     Retailing Group (e)         1993    $592,300   $500,000 (h)$40,385 (i)       $0       100,000         $0        $0
                                 1992       $0           $0         $0            $0          0            $0        $0
                                 1991       $0           $0         $0            $0          0            $0        $0

Martin S. Sherman
Sr. Vice-President               1993    $356,797        $0         $0            $0          0            $0      $4,497
                                 1992    $374,364        $0         $0            $0        12,000         $0      $4,364
                                 1991    $340,537     $73,000       $0            $0        15,000         $0      $4,237
=============================================================================================================================

         (a) For Messrs. Hord and Searles, such amounts include $250,000 and $150,000 of guaranteed incentive bonus payments, respectively. For Messrs. Hudson, Browne and Sherman, such amounts include contributions by the corporation made to retirement and deferred compensation plans as shown in the "All Other Compensation" column of this table.

         (b) As of January 29, 1994, the Company had granted 85,000 restricted Common Shares with an aggregate value (assuming no restrictions) of $1,158,125. The Named Officers' restricted shareholdings (as of that date) are as follows: Mr. Hudson - 45,000 shares/$613,125; Mr. Browne - 5,000 shares/$68,125; and Mr. Hord - 20,000 shares/$272,500. Dividends are paid to holders of restricted Common Shares.

         (c) The Corporation's 1988 Employee Incentive Plan (the "1988 Plan") does not permit grants of stock appreciation rights. The 1988 Plan (as well as all of the Corporation's other plans under which stock options have been awarded) provides for acceleration of exercisability of options granted thereunder upon the occurrence of certain events constituting a change of control, as described in the 1988 Plan.

         (d) Amounts listed hereunder reflect contributions by the Corporation made to various retirement and deferred compensation plans in which the Named Officers have participated. The Corporation's Salaried Employees Deferred Compensation Plan (the "Salaried Employees Plan") covers approximately 378 salaried employees who are not eligible to fully participate in The United States Shoe Corporation Salaried Employees Tax Incentive Savings Plan (the "U.S. Shoe Plan") or the LensCrafters Tax Incentive Savings Plan (the "LensCrafters Plan"), both of which qualify under Section 401(k) of the Internal Revenue Code. Such an employee who is age 21 or older is eligible to participate in the plan upon completion of one year of service (at least 1,000 credited hours) and designation of ineligibility to participate in the U.S. Shoe Plan or the LensCrafters Plan by the committee that administers the plans. An eligible employee may elect to participate, effective at the beginning of any plan year, by designating salary deferral contributions in an amount between 1% and 10%, inclusive (limited to whole percentages), of his or her salary. The plan further provides, however, that employee contributions are subject to a maximum of $8,994 for calendar year 1993 and $9,240 for calendar year 1994. A participant also may change his or her level of participation or terminate participation at the beginning of any plan year. The Corporation makes matching contributions (subject to a maximum of 2-1/2% of the participant's gross compensation). At present, amounts deferred by participants under the plan and the Corporation's matching contributions are not funded; however, participant contributions are assumed to be invested in mutual funds and Corporation contributions are assumed to be invested in the Corporation's Common Shares. All contributions under the plan are fully vested, but may not be paid to participants except upon death, change in control of the Corporation (as defined in the plan) or termination of employment. In any such event, a participant will receive the balance credited to his or her deferred account in a lump sum. During the Corporation's last fiscal year, amounts contributed by the Corporation for the Named Officers and all executive officers as a group were as follows: Mr. Hudson: $3,492; Mr.
Browne: $7,922; Mr. Hord: $0; Mr. Searles: $0; Mr. Sherman: $4,497; and all participating executive officers as a group (15 persons): $45,727.

         The Corporation also maintains the U.S. Specialty Retailing Division Profit Sharing Plan for qualified employees of participating subdivisions of the Women's Apparel Retailing Group. Under such plan, if the subdivision's operating income for the plan year exceeds 20% of the value of the subdivision's net tangible assets for the plan year, the Corporation contributes annually the greater of (i) 5% of the total compensation paid during the plan year to eligible employees of the subdivision; or (ii) the lesser of (a) 50% of the excess of the subdivision's operating income for the plan year over 20% of the value of the net tangible assets used in the subdivision's business during such year, or (b) 10% of the total compensation paid during the plan year to eligible employees of the subdivision. If the subdivision's operating income does not exceed 20% of the value of the subdivision's net tangible assets for the plan year, but the combined operating income of all participating subdivisions exceeds 20% of the value of the combined net tangible assets of all participating subdivisions for the plan year, the Corporation contributes the lesser of (i) the product obtained by multiplying (a) 50% of the excess of the combined operating income of all participating divisions for the plan year over an amount equal to 20% of the value of the combined net tangible assets of all participating divisions for the plan year times (b) a fraction, the numerator of which is equal to the total compensation of all eligible employees for the participating subdivision for the plan year and the denominator of which is equal to total compensation of all eligible employees for all participating subdivisions for the plan year; or (ii) 5% of the total compensation paid during the plan year to the subdivision's eligible employees. No contributions were made to the Named Officers under such plan for fiscal year 1993.

         (e) Messrs. Hord and Searles were first employed by the Corporation in 1993.

         (f) Such amount represents payment of $54,886 for expenses in connection with Mr. Hord's relocation to Cincinnati, Ohio, including a gross-up for income taxes.

         (g) Such amount represents an award of 20,000 restricted Common Shares to replace the value of forfeited option shares that had been granted by Mr. Hord's previous employer.

         (h) Such amount represents a payment of $500,000 upon commencement of employment to replace the value of forfeited option shares granted by Mr. Searles' previous employer.

         (i) Such amount represents payment of $40,385 for expenses in connection with Mr. Searles' relocation to Enfield, Connecticut, including a gross-up for income taxes; such amount does not include payment of $706,576 by the Corporation to a relocation company in connection with the sale of Mr. Searles' New Jersey residence. See "Certain Transactions." This amount is not included in the Summary Compensation Table because the Corporation does not consider such amount to be compensation to Mr. Searles under applicable Internal Revenue Service regulations.

         The following information relates to grants of options awarded to the Named Officers in fiscal year 1993 under the Corporation's 1983 Key Personnel Stock Option Plan (the "1983 Plan") and 1988 Employee Incentive Plan (the "1988 Plan").

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                         Number of          % of Total
                         Securities        Options/SARs
                         Underlying         Granted to                                           Grant Date
                        Options/SARs       Employees in      Exercise or        Expiration     Present Value
Name                   Granted (#)(a)      Fiscal Year     Base Price (/Sh)        Date            ($)(b)
- -------------------------------------------------------------------------------------------------------------
Bannus B. Hudson           40,000              5.8%            $ 11.625           9/24/03        $ 117,200
David M. Browne            30,000              4.3%            $ 11.625           9/24/03         $ 87,900
Noel E. Hord               50,000              7.2%             $ 9.50           11/19/03        $ 111,500
Michael M. Searles        100,000             14.5%            $ 11.625           9/24/03        $ 293,000
Martin S. Sherman            0                  0%               $ 0                --              $ 0


         (a) Options granted to Mr. Hord were granted on May 19, 1993 and first become exercisable on May 19, 1994. Options granted to the remaining Named Officers were granted on March 24, 1993 and first became exercisable on March 24, 1994. All options granted are subject to a vesting schedule, with 25% of the total grant exercisable on the first anniversary of the grant, with the remainder exercisable in 25% increments at each anniversary of the grant. In the event of death or disability, outstanding options may be exercised by the optionee or his or her personal representative for a period of one year following such event. In the event of retirement or any other termination, outstanding options may be exercised for a period of three months following such event. All outstanding options automatically vest and become exercisable in the event of an "Event of Acceleration" as defined in the plans, which includes the occurrence of certain events constituting a change of control as described therein. All options were granted at an exercise price equal to the closing price on the New York Stock Exchange -- Composite Transactions of the Corporation's Common Shares on the date of grant.

         (b) The estimated grant date present value reflected in the above table is determined using the Black- Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following: (1) an exercise price on the options of $11.63 and $9.50 respectively, each equal to the fair market value of the underlying Common Shares on the dates of grant;
(2) option terms of 10.5 years; (3) interest rates representing the interest rate on U.S. Treasury securities with maturity dates corresponding to that of the option term as of the dates of grant; (4) volatility of 38.45% calculated using daily stock prices for the one-year period prior to the dates of grant; (5) dividends at the rate of $0.32 per share representing the annualized dividends paid with respect to a Common Share at the dates of grant; and (6) a reduction of approximately 20% to reflect the probability of forfeiture due to termination prior to vesting, and a reduction of approximately 18% to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date.

                 The ultimate value of the options will depend on the future market price of the Corporation's Common Shares, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Corporation's Common Shares over the exercise price on the date the option is exercised.

      The following information relates to unexercised options to purchase the Corporation's Common Shares granted in fiscal 1993 and prior years under the 1988 Plan, the 1987 Key Personnel Stock Option Plan, the 1983 Key Personnel Stock Option Plan and the 1978 Key Personnel Stock Option Plan to the Named Officers and held by them at January 29, 1994. During fiscal 1993, none of the Named Officers exercised any such options.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES


                                                                     Number of                Value of
                                                                    Securities              Unexercised
                                                                    Underlying              In-the-Money
                                                                    Unexercised           Options/SARs at
                                                                  Options/SARs at            FY-End(c)
                               Shares             Value               FY-End
                             Acquired on        Realized           Exercisable/             Exercisable/
Name                        Exercise (#)         ($)(a)        Unexercisable (#)(b)     Unexercisable ($)(b)
- ------------------------------------------------------------------------------------------------------------
Bannus B. Hudson                  -                 -             115,750/91,250         $306,563/$749,375
David M. Browne                   -                 -              42,750/61,250         $136,250/$545,000
Noel E. Hord                      -                 -               -0-/50,000              $0/$681,250
Michael M. Searles                -                 -               -0-/100,000            $0/$1,362,500
Martin S. Sherman                 -                 -               109,100/-0-             $204,375/$0



         (a) Aggregate market value of the shares covered by the option, less the aggregate price paid by the Named Officer.

         (b) The Common Shares represented by the "Unexercisable" amounts could not be acquired by the respective Named Officer as of January 29, 1994, and future exercisability is subject to continuing employment by the Corporation and incremental vesting for periods up to four years, depending upon the individual Named Officer, subject to acceleration for retirement, death, disability or in the event of a change in control (as defined in the respective Plans).

         (c) Amounts reflecting gains on outstanding options based upon the closing price of the Corporation's Common Shares on January 28, 1994, the last trading day of the fiscal year.

                        KEY EXECUTIVE INCENTIVE PROGRAM

      The Named Officers participate in the Corporation's Key Executive Long Term Incentive Program, which presently covers members of the Corporation's Management Committee (including in 1993 all of the Named Officers) and is designed to attract and retain highly qualified senior executives by rewarding their contributions to the overall financial results of the Corporation.
Awards under the program are restricted Common Shares and non-qualified stock options made pursuant to the 1988 Plan. Under the program, beginning February 2, 1992 and for each fiscal year thereafter, a new three-year performance period is established. Each such performance period has interim goals, set by the compensation committee of the board of directors, based upon a combination of factors including cost of capital and return on assets. A target dollar value for restricted Common Share grants is determined at the start of each such performance period and is allocated approximately equally over each of the three years. The aggregate target dollar value for restricted Common Share grants has been established at $1,332,000 for the three-year performance period which began January 31, 1993. The target dollar value for restricted Common Share grants is based upon median competitive levels for long-term incentive opportunities (including stock option grants) of the comparison framework companies as described in the Compensation Committee Report. The precise number of restricted Common Shares awarded, if any, is determined by the average market value of the Corporation's Common Shares on the date of each award. Grants of restricted Common Shares are awarded to participants each year of the applicable performance period only if the yearly goals are achieved by the Corporation. No awards are made for performance below the established minimum, and superior performance will result in awards of up to 200% of the targeted amount. Restricted Common Shares granted under the program, if any, will vest five years after the start of any applicable performance period. If restricted Common Shares are so awarded, options to purchase a similar number of Common Shares also may be granted. The Committee targets the value of restricted share grants to stock option grants at approximately a 60% to 40% ratio. The decision to grant such options is based upon the achievement of the same performance goals as those established for restricted share awards and the Committee's determination of the executive's future contribution to the Corporation. No awards or grants were made under the Key Executive Long Term Incentive Plan for fiscal 1993 because targeted levels of operating income and return on assets employed were not met.

                EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT
                       AND CHANGE IN CONTROL ARRANGEMENTS


      The Corporation has entered into Severance Compensation Agreements with seventeen of its present senior executives, including all of the Named Officers. All Severance Compensation Agreements as amended to date have identical terms. The purpose of such Severance Compensation Agreements is to minimize distraction in circumstances arising from the possibility of a change in control of the Corporation. In the event of termination of employment before the expiration of six months following a "change in control", as defined in the Severance Compensation Agreements, each such executive will be entitled to certain termination payments ("severance compensation") unless the executive's termination results from death, disability, retirement, cause or a decision by the executive to terminate employment other than for "Good Reason", which is defined to include certain potentially abusive tactics intended to force the executive to terminate employment, such as certain changes in the executive's duties, titles and/or offices; reduction in base salary; elimination of certain benefit plans, or change in the executive's eligibility to participate in or benefit from such plans or any executive bonus arrangement; relocation of the Corporation's principal executive offices or relocation of the executive; failure to provide vacation; any material breach of the Severance Compensation Agreement by the Corporation; failure to assign the Severance Compensation Agreement to a successor organization; or purported termination of the executive's employment not in accordance with the terms and provisions of the Severance Compensation Agreement.

      In the event of a compensated termination before the expiration of six months following a change in control, the Corporation shall pay to such executive (i) the full base salary to which the executive is entitled through the date of termination, (ii) credit for unused vacation, (iii) a lump-sum payment equal to the greater of the executive's annual base salary on the date on which the most recent amendment to the Severance Compensation Agreement was entered into or on the date of termination of employment, and (iv) severance pay in an amount equal to the excess over $100 of three times the average aggregate annual compensation paid to the executive by the Corporation during the executive's five taxable years preceding the change in control (or portion of such period during which the executive was so employed), reduced by the amount paid to the executive pursuant to
(iii), immediately above. All amounts due an executive, except for amounts payable under (iv), above, are payable on the fifth business day following the date of termination of employment. The remaining unpaid amount of such severance pay is payable in 52 equal bi-weekly installments following the date of termination, subject to adjustment to take into account impending retirement at age 65, avoidance of "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and compensation from other employment. In addition, the Corporation has agreed to maintain, on behalf of each executive who is a party to a Severance Compensation Agreement, certain employment benefits until the earlier of two years after the date of termination or commencement of full-time employment by the executive with a new employer. Under the provisions of such Severance Compensation Agreement, the executive has no obligation to seek other employment or otherwise to mitigate damages resulting from termination of employment. The Corporation has agreed to require any successor organization to assume the Corporation's obligations under each Severance Compensation Agreement and to pay all legal fees and expenses incurred by the executive as a result of the Corporation contesting certain aspects of the Severance Compensation Agreement.

      Each Severance Compensation Agreement also provides that if the executive is employed by the Corporation on the date six months following a change in control, the Corporation shall pay to the executive a lump-sum payment equal to the greater of the executive's annual base salary on the date the most recent amendment to the Severance

Compensation Agreement was entered into or on the date six months following a change in control; provided, however, that no severance compensation is payable to the executive if (i) the executive is assigned to the corporate staff (rather than assigned to women's apparel retailing, optical retailing or footwear (the "Company Groups")) at the time of such change in control, and immediately after a change in control resulting from the sale of one Company Group, the Corporation continues to own substantially all the assets of two of the Company Groups, or (ii) the executive is assigned to one of the Company Groups and a change in control occurs as a result of the sale of one or more of the Company Groups and after such change in control the Corporation continues to own substantially all of the assets of the Company Group to which the executive is assigned. In addition, if the executive's employment is subsequently terminated and such termination would give rise to a right to receive severance compensation had the termination occurred within six months of a change in control, then the executive shall be entitled to receive the severance compensation described in the immediately preceding paragraph except that such severance compensation shall be reduced by the amount of any compensation paid under the circumstances described in this paragraph.

      Each Severance Compensation Agreement provides that it is terminable upon the earliest of (i) June 30 of any year after 1996 (upon 60 days' prior written notice by either party), or (ii) termination of employment based on death, disability, retirement, cause, or by the executive other than for Good Reason, or (iii) two years after the date of a change in control.

       Trusts formed for the purpose of ensuring payment of all amounts due under the Severance Compensation Agreements have been implemented with PNC Bank, Ohio, National Association, Cincinnati, Ohio, serving as Trustee. An amount equal to the aggregate amount payable under each of the Severance Compensation Agreements would be paid into the corresponding trust upon the occurrence of a change of control or an event likely or intended to lead to a change of control of the Corporation.

       Mr. Hudson has an employment agreement pursuant to which the Corporation has agreed to pay him a salary of not less than $500,000 a year. At this time Mr. Hudson's annual salary is $580,000. The employment agreement has an initial term ending July 31, 1995, and provides for an automatic five-year extension thereafter unless terminated by either party by written notice given on or before the preceding January 1. If either the Corporation or Mr. Hudson so terminates the employment agreement, the Corporation has agreed to pay Mr. Hudson a termination payment in an amount equal to twice his then-current annual salary, such amount to be paid over a two-year period. In addition, if, during the initial term or extension of the employment agreement, the board of directors assigns Mr. Hudson to a position of less authority and responsibility than President and Chief Executive Officer of the Corporation, Mr. Hudson may terminate the employment agreement within 60 days of such reassignment by providing 30 days' written notice. In such event the Corporation has agreed to pay Mr. Hudson the same termination payment. In the event of Mr. Hudson's disability or death during the term of the employment agreement, the Corporation has agreed to pay him or his beneficiary an amount equal to twice his annual salary for the calendar year in which he becomes disabled or dies, as the case may be, such amount to be paid over a ten-year period. In the event of merger or consolidation of the Corporation into another corporation, or the sale of all or substantially all of its assets, Mr. Hudson has the right to terminate the employment agreement within six months after the effective date of any such event, by giving 90 days' prior written notice, in which event he will be entitled to receive a termination payment in an amount equal to either (i) his then-current annual salary, such amount to be paid over a one-year period, if such termination occurs during the initial term of the employment agreement, or
(ii) twice his then-current annual salary, such amount to be paid over a two-year period, if such termination occurs thereafter.

       Mr. Browne has an employment agreement with the Corporation the initial term of which ended on December 31, 1993. Effective January 1, 1994, Mr. Browne's employment agreement was amended to retain his services as President of the Optical Retailing Group. Pursuant to Mr. Browne's employment agreement, the Corporation has agreed to pay him a salary of not less than $325,000 a year until April 30, 1994, and not less than $425,000 thereafter. At this time Mr. Browne's annual salary is $325,000. The employment agreement provides for a one-time restricted stock award of up to $50,000 in value with a three-year restriction period, the exact amount to be based upon the performance of the Optical Retailing Group for fiscal 1993. The employment agreement has a term ending December 31, 1996, and provides for automatic one-year extensions thereafter unless terminated by either party by written notice given on or before the preceding July 1. If either the Corporation or Mr. Browne so terminates the employment agreement, the Corporation has agreed to pay Mr. Browne a termination payment in an amount equal to his then-current annual salary, such amount to be paid over a one-year period. In addition, if, during the term or extension of the amended employment agreement, the board of directors assigns Mr. Browne to another senior executive position in the Optical Retailing Group, or to a position anywhere in the Corporation of less authority and responsibility than President and Chief Executive Officer of the Optical Retailing Group, Mr. Browne may terminate the employment agreement upon 90 days' written notice. In such event the Corporation has agreed to pay Mr. Browne the same termination payment. In the event of Mr. Browne's disability during the term of the employment agreement, the Corporation has agreed to pay him or his beneficiary an amount equal to twice his annual salary for the calendar year in which he becomes disabled,
                                       12
such amount to be paid over a ten-year period. In the event of merger or consolidation of the Corporation into another corporation, or the sale of all or substantially all of its assets, Mr. Browne has the right to terminate the employment agreement within six months after the effective date of any such event, by giving 90 days' prior written notice, in which event he will be entitled to receive a termination payment in an amount equal to his then-current annual salary, such amount to be paid over a one-year period.

       Mr. Hord has an employment agreement pursuant to which the Corporation has agreed to pay him a salary of not less than $450,000 a year. At this time Mr. Hord's annual salary is $450,000. The employment agreement provides for a restricted stock award of 20,000 shares, the restrictions on which are to lapse over a five-year period, and a nonqualified stock option award of 50,000 shares. The employment agreement provides that Mr. Hord may also earn incentive compensation in fiscal years 1993 through 1996 in an amount equal to 1.5% of the annual operating income (after capital costs) of the Footwear Group; such incentive compensation shall not be less than $250,000 in each of the fiscal years 1993 through 1995. The employment agreement has an initial term ending May 31, 1997, and provides for automatic one-year extensions thereafter unless terminated by either party by written notice given on or before the preceding
November 30.   If either the Corporation or Mr. Hord so terminates the
employment agreement, the Corporation has agreed to pay Mr. Hord a termination payment in an amount equal to his then-current annual salary, such amount to be paid over a one-year period. In addition, if, during the initial term or extension of the employment agreement, the board of directors assigns Mr. Hord to another senior executive position, Mr. Hord may terminate the employment agreement upon 90 days' prior written notice. In such event the Corporation has agreed to pay Mr. Hord the same termination payment. In the event of Mr. Hord's disability during the term of the employment agreement, the Corporation has agreed to pay him or his beneficiary an amount equal to twice his annual salary for the calendar year in which he becomes disabled, such amount to be paid over a ten-year period. In the event of merger or consolidation of the Corporation into another corporation, or the sale of all or substantially all of its assets, Mr. Hord has the right to terminate the employment agreement within six months after the effective date of any such event, by giving 90 days' prior written notice, in which event he will be entitled to receive a termination payment in an amount equal to his then-current annual salary, such amount to be paid over a one-year period.

        Mr. Searles has an employment agreement pursuant to which the Corporation has agreed to pay him an initial sum of $500,000 and a salary of not less than $500,000 a year. At this time Mr. Searles' annual salary is $500,000. The employment agreement provides for a nonqualified stock option award of 100,000 shares. The employment agreement provides that Mr. Searles may also earn incentive compensation in fiscal years 1993 through 1995 equal to 0.7% of the annual operating income (after capital costs) of the Women's Apparel Retailing Group; such incentive compensation shall not be less than $150,000 in each of the fiscal years 1993 and 1994. The employment agreement has an initial term ending March 31, 1996, and provides for automatic one-year extensions thereafter unless terminated by either party by written notice given
on or before the preceding September 30.   If either the Corporation or Mr.
Searles so terminates the employment agreement, the Corporation has agreed to pay Mr. Searles a termination payment in an amount equal to his then-current annual salary, such amount to be paid over a one-year period. In addition, if, during the initial term or extension of the employment agreement, the board of directors assigns Mr. Searles to another senior executive position, Mr. Searles may terminate the employment agreement upon 90 days' prior written notice. In such event the Corporation has agreed to pay Mr. Searles the same termination payment. In the event of Mr. Searles' disability during the term of the employment agreement, the Corporation has agreed to pay him or his beneficiary an amount equal to twice his annual salary for the calendar year in which he becomes disabled, such amount to be paid over a ten-year period. In the event of merger or consolidation of the Corporation into another corporation, or the sale of all or substantially all of its assets, Mr. Searles has the right to terminate the employment agreement within six months after the effective date of any such event, by giving 90 days' prior written notice, in which event he will be entitled to receive a termination payment in an amount equal to his then-current annual salary, such amount to be paid over a one-year period.

       Mr. Sherman has an employment agreement pursuant to which the Corporation has agreed to pay him a salary of $308,000 a year. The employment agreement has a term ending June 30, 1996. In the event of Mr. Sherman's disability or death during the term of the employment agreement, the Corporation has agreed to pay him or his beneficiary an amount equal to twice his annual salary in effect (a) on October 19, 1990 or (b) during the calendar year in which he becomes disabled or dies, whichever is greater, such amount to be paid over a ten-year period. In the event of merger or consolidation of the Corporation into another corporation, or the sale of all or substantially all of its assets, Mr. Sherman has the right to terminate the employment agreement within six months after the effective date of any such event, by giving 90 days' prior written notice, in which event he will be entitled to receive a termination payment in an amount equal to his base salary, such amount to be paid over a one-year period.


                                 PENSION PLANS

       The Corporation maintains the Salaried Employees Pension Plan for employees of the Corporation (the "Pension Plan"). Employees of the Women's Apparel Retailing Group are not eligible to participate in the Pension Plan, but may be eligible to participate in that Group's profit sharing plan. The Pension Plan provides for fixed benefits in the event of retirement at a specified age and after a specified number of years of service, based upon each employee's annualized monthly compensation (salaries, wages, bonuses and commissions) for the employee's five most highly compensated consecutive years within the ten-year period preceding retirement ("Average Annual Compensation"). The Corporation has adopted an unfunded supplemental retirement and death benefit plan for participants in the Pension Plan to provide benefits in excess of amounts permitted to be paid from the Pension Plan under the Internal Revenue Code.

       The following table sets forth aggregate annual retirement benefits payable under the Pension Plans and the supplemental plan at normal retirement date (age 65):

     AVERAGE                                      YEARS OF SERVICE AT RETIREMENT
      ANNUAL               -----------------------------------------------------------
   COMPENSATION            15 YEARS         20 YEARS         25 YEARS         30 YEARS         35 YEARS
   ------------            --------         --------         --------         --------         --------
     $300,000               $66,618          $88,828         $111,026         $133,236         $133,236
     $400,000               $91,118         $121,497         $151,857         $182,236         $182,236
     $450,000              $103,368         $137,831         $172,273         $206,736         $206,736
     $500,000              $115,618         $154,165         $192,689         $231,236         $231,236
     $550,000              $127,868         $170,499         $213,105         $255,736         $255,736
     $600,000              $140,118         $186,833         $233,521         $280,236         $280,236
     $650,000              $152,368         $203,167         $253,937         $304,736         $304,736
     $700,000              $164,618         $219,502         $274,352         $329,236         $329,236
     $750,000              $176,868         $235,836         $294,768         $353,736         $353,736


The plans cover the average of the Named Officers' annual salary (as reported in the Summary Compensation Table) over the last five years ("Average Annual Compensation"). Average Annual Compensation for the Named Officers as of January 29, 1994 is: Mr. Hudson - $551,406; Mr. Browne - $350,886; Mr. Hord -
$450,000; Mr. Searles - $500,000; and Mr. Sherman - $379,823. Credited years of service at January 29, 1994 under the plans for each of the Named Officers are as follows: Mr. Hudson - 8 years; Mr. Browne - 7 years; Mr. Hord - 0 years; Mr. Searles - 0 years; and Mr. Sherman - 30 years. Benefits are computed on a straight life annuity basis. The amounts presented in the table are not subject to Social Security or other offset amounts.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

       The Compensation Committee of the Board of Directors of the Corporation has furnished the following report on executive compensation:

OVERVIEW AND PHILOSOPHY

       The Compensation Committee of the Board of Directors (the "Committee") is comprised of four non-employee directors of the Corporation. No member of the Committee has any insider or interlocking relationship with the Corporation, as these terms are defined in applicable rules and regulations of the Securities and Exchange Commission. The Committee is responsible for developing and recommending the Corporation's executive compensation principles, policies and programs to the Board of Directors. In addition, the Committee recommends to the Board of Directors on an annual basis the compensation to be paid to the Chief Executive Officer and, with advice from the Chief Executive Officer, to each of the other executive officers of the Corporation, including the officers named in the Summary Compensation Table of the proxy statement (the "Named Officers").

       The Committee works with an outside compensation consultant and supports its compensation decisions by analysis of published surveys and special studies undertaken periodically.

       The Corporation's compensation programs have been designed to provide its executive officers with market competitive salaries and the opportunity to earn incentive compensation related to performance expectations identified by the Board. The objectives of the Corporation's executive compensation program, as developed by the Committee and subject to periodic review, are to:

       - Provide a direct link between executive officer compensation and the interests of the Corporation's shareholders by making a significant portion of executive officer compensation dependent upon the financial performance of the Corporation and its business segments and the price performance of the Corporation's Common Shares.

       - Support the achievement of the Corporation's annual and long-term goals and objectives, which vary from year to year, as determined by the Board.

       - Establish total compensation targeted at median levels of salary and incentive opportunities for comparable positions within a comparison framework of retailing and specialty retailing companies and to be able to pay top performers at compensation levels equivalent to those in the top quartile of the industry.

       - Significantly vary annual incentive compensation payments based on performance in relation to the performance expectations identified annually by the Board.

       - Achieve and maintain desired levels of Common Share ownership within the executive officer group; desired levels of Common Share ownership are amounts valued at three times the salary level for the Chief Executive Officer, two times the salary level for Senior Executive Officers, and at the salary level for other executive officers of the Corporation. The Corporation's Key Executive Long-Term Incentive Plan and stock option plans are designed to provide opportunities for ownership.

       - Provide opportunities for equity ownership based on competitive levels, corporate/segment performance, share price performance, and share dilution considerations.

       - Provide compensation plans and arrangements that create stability of employment for better- performing executives.

       The Committee's executive compensation policies seek to provide an opportunity for compensation that varies with performance from compensation levels provided to executives within a comparison framework of retailing and specialty retailing companies of comparable size, business characteristics and complexity. These companies are included in the Corporation's "peer" index for stock price performance. Individual compensation levels recommended by the Committee vary significantly among the Corporation's executive officers and from year to year, because such levels also are based in part on annual and long-term corporate performance, as well as on business segment and individual performance. The Committee assigns more weight to long-term corporate performance for higher level executives and more weight to annual corporate/segment and individual performance for lower level executives in recommending the compensation level of any individual executive officer.

COMPENSATION OF EXECUTIVE OFFICERS

         The compensation of executive officers of the Corporation includes (i) base salary, (ii) annual incentive cash bonuses, (iii) long-term incentive compensation in the form of stock options, and (iv) awards of restricted Common Shares, historically based on the attainment of financial performance goals established annually by the Committee. Bonuses, stock options and restricted share grants (collectively, "Incentive Compensation") may represent between one-third and two-thirds of an executive officer's potential annual compensation, depending upon the position. In general, the proportion of an executive officer's compensation that is Incentive Compensation increases with the level of responsibility of the officer. Executive officers also receive various benefits, including medical and pension plans, generally available to all employees of the Corporation.

BASE SALARIES

         The Committee seeks to set base salaries for the Corporation's executive officers at levels which are competitive with median levels for executives with comparable roles and responsibilities within comparably sized companies included in the comparison framework. All of the Named Officers and certain other execu-tive officers of the Corporation have written employment contracts, with employment terms of three to five years, subject to extension by agreement of the parties. See "Employment Contracts, Termination of Employment, and Change-in-Control Arrangements." Such contracts establish minimum base salaries, which the Committee may increase based upon individual experience and performance. In setting annual salaries for individuals, the Committee first considers the compensation paid for comparable positions within the comparison framework and the executive's level and scope of responsibility as a benchmark reference. It then considers individual performance of the executive. The Committee primarily considers individual performance against expectations in developing its salary increase recommendations. Because target levels of operating income and return on assets were not achieved for fiscal year 1992, no salary increases were granted to Named Officers in 1993.

ANNUAL INCENTIVE CASH BONUSES

         Each year the Committee recommends to the Board of Directors an aggregate target cash bonus amount for incentive-eligible executives. Target bonus pools are established for each business segment and for certain groups of corporate executives that reflect approximate median levels of similar bonus arrangements at comparison framework companies. Actual awards from each bonus pool vary, primarily based on financial performance of the Corporation or financial performance of the business segment, as applicable, when compared to goals established by the Committee and approved by the Board of Directors, as well as on individual performance. For fiscal 1993, potential incentive bonus awards for executive officers were based on achieving corporate operating income levels compared to threshold, target and maximum levels approved by the Board, adjusted for individual performance. For Mr. Searles, President of the Corporation's Women's Apparel Retailing Group, a potential fiscal 1993 incentive bonus award was based on a percentage of applicable segment operating income in excess of 10 percent of the average asset base for the Women's Apparel Retailing Group. For Mr. Hord, President of the Corporation's Footwear Group, a potential fiscal 1993 incentive bonus award was based on a percentage of applicable segment operating income in excess of four percent of the average asset base for the Footwear Group. For Mr. Browne, President of the Corporation's Optical Retailing Group, a potential fiscal 1993 incentive bonus award was based on achieving segment operating income levels compared to threshold, target, and maximum levels approved by the Board for the Optical Retailing Group, adjusted for individual performance.

         The only executive officer to receive a cash incentive award for fiscal 1993 based on financial and individual performance was Mr. Browne. The incentive amount awarded to Mr. Browne was a result of the performance of the segment for which he is responsible exceeding the target operating income level by more than 20 percent, as well as his strong individual performance. The result was payment of annual incentive compensation in excess of his target cash bonus. Threshold levels of performance for incentive bonuses were not achieved by the Corporation as a whole or by its other business segments. As a result of not achieving corporate or business segment threshold performance goals, no executive officer other than Mr. Browne received performance-based incentive compensation for 1993. A guaranteed bonus for 1993 was awarded to Messrs. Hord and Searles based on employment contract provisions. See "Employment Contracts; Termination of Employment and Change in Control Arrangements" in the proxy statement.

OPTION GRANTS AND RESTRICTED SHARE AWARDS

         The Corporation's 1988 Employee Incentive Plan (the "1988 Plan") authorizes the Committee to award stock options and restricted Common Shares to key executives.

         Stock option grants are designed to align the long-term interests of the Corporation's executives with those of its shareholders by directly linking executive pay to shareholder return, as well as enabling executives to develop and maintain significant long-term equity ownership positions in the Corporation. The Committee generally grants non-statutory options early in each fiscal year at an exercise price equal to the fair market value of the Corporation's Common Shares on the date of grant. Options generally have ten-year terms, with vesting over a four-year period. During the vesting period, options which are then exercisable are forfeited three months after the recipient leaves the employ of the Corporation. The number of options granted to an executive is a function of the executive's level of responsibility and grants for similar positions made by companies within the comparison framework companies. Deviations from such numbers are based on the Committee's reasoned expectations of the executive's future contribution to the Corporation. Following the Board of Directors' recommendation that additional Common Shares be approved for inclusion in the 1988 Employee Incentive Plan, the Committee recommended that consideration of stock option grants to executive officers be deferred until the shareholders vote on adding shares to the Plan at the annual meeting. See "Proposal to Amend The United States Shoe Corporation 1988 Employee Incentive Plan" in the proxy statement.

         Effective in fiscal year 1992, the Committee adopted the Key Executive Long-Term Incentive Program, which ties the grant of restricted shares to the overall financial results of the Corporation. Members of the Corporation's Management Committee, which included all of the Named Officers in 1993, participate in this program. Each year, a new three-year performance period begins, and a target dollar value for restricted Common Share grants is determined by the Committee and is allocated approximately equally over the three-year period. The target dollar value is based upon median competitive levels for long-term incentive opportunities (including stock option grants) of the comparison framework companies. The Committee sets annual interim goals for each performance period, which goals for fiscal performance period 1992-1994 and 1993-1995 were based on achieving operating income levels in excess of a threshold rate of return on assets. If annual interim goals are met, the target dollar value is converted into a number of restricted Common Shares, based upon the then-current market price of Common Shares. Restrictions on any restricted Common Shares so awarded lapse over a five-year period. If restricted Common Shares are awarded, options to purchase Common Shares also may be granted. The decision to grant options is based upon the achievement of annual interim goals and the Committee's expectations of the executive's future contribution to the Corporation.

         The historical goal of the Key Executive Long-Term Incentive Plan has been to reward the top levels of management in a meaningful way for significant improvement in the Corporation's financial results. No awards of restricted Common Shares were made under this program for fiscal 1993 because threshold return on asset levels were not met for either the 1992-1994 or the 1993-1995 performance periods.

         The Committee has in the past and may in the future grant to the Corporation's executives restricted Common Shares, the restrictions on which lapse solely on the basis of continued employment with the Corporation. For fiscal 1993, Mr. Browne was awarded such restricted Common Shares for having achieved segment operating income in excess of 120 percent of the target level approved by the Board. No other executive officer received such an award in fiscal 1993.

         The Committee reviewed and approved Mr. Hord's employment agreement. Mr. Hord was awarded restricted Common Shares to replace the value of forfeited option shares that had been granted to Mr. Hord by his previous employer.

CHIEF EXECUTIVE OFFICER COMPENSATION

         The compensation of Bannus B. Hudson, President and Chief Executive Officer of the Corporation, is recommended to the Board of Directors by the Committee in a manner similar to that utilized for the Corporation's other executive officers. Mr. Hudson was elected to the position of Chief Executive Officer in March 1990, at which time he entered into a five-year employment agreement with the Corporation which sets his annual base salary at a minimum of $500,000.

         Mr. Hudson's base salary was set by the Committee in May 1992 at an annual rate of $580,000. Since no salary increase was provided in 1993 as a result of disappointing 1992 financial performance, Mr. Hudson's base salary was $580,000 for fiscal 1993, compared with $567,500 for fiscal year 1992. Mr. Hudson received no cash incentive bonus or restricted Common Shares for fiscal year 1993, because corporate financial goals for fiscal 1993 (based on achieving a minimum level of operating income and return on assets employed) were not met. A stock option grant of 40,000 Common Shares was made to Mr. Hudson in 1993. Such grant was awarded consistent with the Committee's long-term incentive guidelines and was based on the Committee's expectations of Mr. Hudson's future contribution to the success of the Corporation. In addition, the Committee recommended that any 1994 salary increase and/or stock option grant for Mr. Hudson be deferred until later in the year when the results of the Corporation's organization restructuring are better known by the Committee.

         It is not anticipated that any executive officer will receive compensation during 1994 that is not deductible by reason of the limitation contained in section 162(m) of the Internal Revenue Code. During 1994 the Committee will consider that issue and determine an appropriate policy for the Corporation.

The Compensation Committee:
Joseph H. Anderer, Chairman  Philip E. Beekman   Thomas Laco   Phyllis S. Sewell

                   SHAREHOLDER RETURN PERFORMANCE INFORMATION

         The following graph compares the cumulative total shareholder return on the Corporation's Common Shares over a five-year period with the cumulative total return of the Standard & Poor's 500 Stock Index (the "S&P 500") and a "peer" index comprised of twenty-one companies* for the same period. The graph assumes an investment of $100 in the Corporation's Common Shares and each index on January 28, 1989, and reinvestment of all dividends.

               [SHAREHOLDER RETURN PERFORMANCE INFORMATION GRAPH]

                        January         January         January         January          January        January
Fiscal Year              1989            1990            1991            1992             1993           1994
- -----------              ----            ----            ----            ----             ----           ----
S&P 500                  $100            $114            $124            $152             $168           $190
Peer Group               $100            $116            $134            $179             $187           $169
U.S. Shoe                $100             $77             $44             $55              $52            $57

         The following supplemental information expresses as a percentage the cumulative total shareholder return of the Corporation's Common Shares and of each index over the periods indicated.

Cumulative Return
 For Period Ended
   January 1994                     One Year               Three Year             Five Year
   ------------                     --------               ----------             ---------
      S&P 500                          13%                     53%                   90%
    Peer Group                        (10%)                    27%                   69%
    U.S. Shoe                          10%                     30%                  (43%)

         *The companies comprising this group are AnnTaylor Stores Corp.; Baker (J.), Inc.; Brown Group, Inc.; Burlington Coat Factory Warehouse Corp.; Charming Shoppes, Inc.; Clothestime, Inc,; Dayton Hudson Corp.; Dress Barn, Inc.; Edison Brothers Stores, Inc.; Gantos, Inc.; Gap, Inc.; Genesco, Inc.; The Limited, Inc.; May Department Stores Co.; Melville Corp.; Merry-Go-Round Enterprises, Inc.; Nordstrom, Inc.; Petrie Stores Corporation; Stride Rite Corp.; TJX Companies, Inc.; and Woolworth Corporation. None of such companies offers a range of products and services identical to the Corporation, although each is, like the Corporation, a major footwear manufacturer and/or clothing retailer. The returns of each company have been weighted according to their respective stock market capitalization for purposes of arriving at a group average.

                             DIRECTOR COMPENSATION

         Directors who are not employees of the Corporation ("Outside Directors") are paid directors' fees for their services at the rate of $25,000 per year each, as well as attendance fees of $750 per meeting for service on certain committees. Directors who chair such committees receive an additional annual fee of $3,000. Total payments to such directors for the Corporation's last fiscal year amounted to $320,500.

         In addition to such remuneration, since 1985 Outside Directors of the Corporation have received stock options under the 1985 Outside Directors Stock Option Plan (the "1985 Director Plan"), which terminated on May 31, 1990, and under the 1991 Outside Directors Stock Option Plan (the "1991 Director Plan").

         Under the 1991 Director Plan an option is granted automatically on each annual meeting date, as long as the Plan is in effect, to each Outside Director who continues in office after such annual meeting to purchase 2,000

Common Shares (subject to adjustment as described below); such grants are further subject to the limit on the maximum number of Common Shares that can be issued or transferred pursuant to the exercise of options under the Plan. In no event will an Outside Director be granted options to purchase, in the aggregate, more than 20,000 Common Shares under the Plan (subject to adjustment for changes in the Corporation's capitalization, such as a stock split, stock dividend, recapitalization, consolidation or similar change that affects equity interests in the Corporation).

         Each option granted to an Outside Director under the Plan has an exercise price equal to the fair market value of the shares subject to the option (determined at the time the option is granted). Options may be exercised by payment to the Corporation of the exercise price in cash or in Common Shares already owned by the optionee. No stock option granted under the Plan may be exercised more than ten years from the date the option is granted. Each option granted to an Outside Director will be exercisable for one-third of the shares subject to the option after one year from the date of grant and for an additional one-third of the shares after each successive one-year period. Such right to exercise is cumulative. An Outside Director to whom an option is granted under the Plan may not, during his or her lifetime, transfer the option to any other person. The 1991 Director Plan also provides that upon the occurrence of certain events constituting a change in control, as defined in the Plan, any unexercised or partially exercised options will become immediately exercisable, and will remain exercisable for as long as they would be otherwise exercisable. The 1985 Director Plan was substantially similar to the 1991 Director Plan, and options granted under the 1985 Director Plan are subject to similar terms and conditions as those granted under the 1991 Director Plan.

         During the Corporation's last fiscal year, options to purchase 18,000 shares were granted to Outside Directors at an exercise price of $9.50 under the 1991 Director Plan. No options were exercised under either the 1985 Director Plan or the 1991 Director Plan during fiscal 1993. Options to purchase 104,824 shares currently are exercisable under the 1985 Director Plan and the 1991 Director Plan.

                              CERTAIN TRANSACTIONS

        In connection with the employment of Mr. Searles and his relocation to Enfield, Connecticut, the Corporation contracted with PHH Homequity, a third party relocation service, and paid to PHH Homequity $706,576 in connection with the sale of Mr. Searles' New Jersey residence.

              PROPOSAL TO AMEND THE UNITED STATES SHOE CORPORATION
                          1988 EMPLOYEE INCENTIVE PLAN

BACKGROUND

        The Corporation has adopted nine key personnel stock option plans since 1956. These plans were adopted to offer key employees the opportunity to acquire Common Shares of the Corporation and to advance the interests of the Corporation by providing a means for attracting and retaining competent persons as key employees of the Corporation. The only key personnel stock option plan that has not terminated according to its terms is the 1988 Employee Incentive Plan (the "1988 Plan"), which, as previously amended, also provides for grants of restricted shares as well as grants of stock options. In addition, options for 3,727,267 Common Shares remain outstanding pursuant to earlier plans which have terminated according to their terms. The full text of the 1988 Plan and the proposed amendment is set forth as Appendix A to this Proxy Statement and the following discussion is qualified in its entirety by reference to such text.

        On May 26, 1988, the shareholders approved the 1988 Plan. As of January 29, 1994, only 79,155 Common Shares remained available for issuance under the 1988 Plan, an amount which the board of directors believes is no longer sufficient to achieve the purposes of the 1988 Plan.

PROPOSED AMENDMENT

        The board of directors continues to believe that the future growth and profitability of the Corporation depends in large measure on the Corporation's ability to attract and retain competent persons as key employees of the Corporation and to encourage those employees to acquire a "stake" in the future economic performance of the Corporation through ownership of meaningful numbers of Common Shares. In order for the

Corporation to have sufficient options and restricted shares available for future grant under the 1988 Plan, on October 14, 1993, the board of directors adopted, subject to shareholder approval, an amendment to the 1988 Plan to increase the number of Common Shares available for issuance thereunder by 2,000,000 shares.

SHARES RESERVED FOR THE PLAN

         A total of 2,450,000 Common Shares, in the aggregate, were initially available for options and grants of restricted shares under the 1988 Plan. Of this total, grants involving 2,370,845 Common Shares previously have been made and of that amount, grants for 2,146,220 shares remain outstanding under the 1988 Plan; therefore only 79,155 Common Shares are presently available for issuance under the 1988 Plan, except that adjustments in such number may be made to give effect to any relevant change in the Corporation's capitalization, such as a stock split, a stock dividend, a recapitalization, a consolidation or a similar change that affects equity interests in the Corporation. The effect of the proposed amendment to the 1988 Plan is to increase the aggregate number of Common Shares that may be issued pursuant to the 1988 Plan from 2,450,000 Common Shares by 2,000,000 shares to 4,450,000 Common Shares. Grants of options or restricted shares may be made under the 1988 Plan until May 20, 1997.

ELIGIBILITY

        The key employees who receive options or grants of restricted shares under the 1988 Plan are selected by the compensation committee of the Corporation's board of directors (the "Committee"), subject to approval by the board of directors. Beginning in fiscal year 1994 the Corporation considers that approximately 50 of its employees are key employees who are eligible to receive options or restricted shares under the 1988 Plan. No member of the Committee is eligible to receive an option or restricted shares under the 1988 Plan while serving on the Committee.

         No specific determinations have been made or can be made in advance as to future recipients of options or the size or number of grants to recipients under the 1988 Plan. See "Executive Compensation - Options/SAR Grants in Last Fiscal Year" for information concerning options actually granted under the 1988 Plan in fiscal 1993. No additional grants or larger grants would have been made in fiscal 1993 had the proposed amendment been in effect.

TERMS AND EXERCISE OF OPTIONS

        Options granted under the 1988 Plan to key employees may be either "incentive stock options" or "non-statutory stock options" as described below.

        Any option granted to a key employee under the 1988 Plan will have an exercise price established by the Committee that will be not less than 100% of the fair market value per Common Share (determined at the time the option is granted). Options are exercised by payment to the Corporation of the exercise price in cash or in Common Shares already owned by the optionee. No incentive stock option granted under the 1988 Plan may be exercised after ten years from the date the option is granted, and no non-qualified stock option granted under the 1988 Plan may be exercised after ten years and six months from the date the option is granted, although the Committee may grant options of both types of shorter duration. In addition, the Committee has the authority to impose additional restrictions on exercise, including limitations as to the portions of an option that may be exercised each year. A key employee to whom an option is granted under the 1988 Plan may not, during such key employee's lifetime, transfer the option to any other person.

         Subject to the limitations described in the immediately preceding paragraph, the right of a key employee to exercise an option granted under the 1988 Plan upon termination of employment is as follows: (1) if the optionee's employment is terminated other than by reason of disability (as defined in the 1988 Plan) or death, the optionee may exercise any option, to the extent exercisable on the date of termination, at any time prior to the expiration date of such option or within three months after such termination, whichever is earlier; (2) if the optionee's employment is terminated because of disability, the optionee may exercise any option at any time prior to the expiration date of such option or within one year (or such shorter period as may be determined by the Committee at the time the option is granted) of the date of termination of the optionee's employment, whichever is earlier; (3) if the optionee dies within the periods specified in (1) or (2) above during which the optionee is entitled to exercise any remaining unexpired options, the optionee's personal representatives, heirs or legatees may exercise such option, to the extent exercisable on the date of the optionee's death, at any time prior to the expiration date of such option or within one year (or such shorter period as may be determined by the Committee at the time the option is granted) of the date of termination of the optionee's employment, whichever is earlier;
(3) if the optionee dies within the periods specified in (1) or (2) above during which the optionee is entitled to exercise any remaining unexpired options, the optionee's personal representatives, heirs or legatees may exercise such option, to the extent exercisable on the date of the optionee's death, at any time prior to the expiration date of such option or within one year (or such shorter period as may be determined by the Committee at the time the option is granted) of the date of termination of the optionee's employment, whichever is earlier; and (4) if the optionee's employment is terminated by death, the optionee's personal representatives, heirs or legatees may exercise any option at any time prior to the expiration date of such option or within one year (or such shorter period as may be determined by the Committee at the time the option is granted) of the date of the optionee's death, whichever is earlier.

        The 1988 Plan does not contain any provision that requires a key employee who is granted a stock option to wait for any fixed period of time prior to exercising the option. The Committee may, at the time it grants options, mandate a waiting period or grant options which are not subject to a waiting period.

        On April 4, 1994, the market value of a Common Share, based on the closing price per share on the New York Stock Exchange, was $17.13.

TAX ASPECTS OF STOCK OPTIONS

        Incentive stock options and non-qualified stock options, upon exercise, are accorded different tax treatment for federal income tax purposes. Generally, the receipt of Common Shares by an optionee upon the exercise of an incentive stock option will not be a taxable event if the optionee does not dispose of such Common Shares within one year of their receipt by the optionee or within two years from the date the option was granted to the optionee. The receipt of Common Shares by an optionee upon the exercise of a non-qualified stock option, in contrast, generally will require the optionee, for purposes of determining federal income tax for the taxable year in which the exercise occurs, to include as compensation the excess of the fair market value of the Common Shares received (determined at the time of transfer) over the exercise price paid for such Common Shares. The Corporation will obtain a tax deduction which corresponds to any compensation reported by an optionee as a result of the exercise of a non-qualified stock option; the Corporation will not, on the other hand, be entitled to a deduction as a result of the exercise of an incentive stock option unless the optionee disposes of the Common Shares transferred to the optionee within either the one or two-year period discussed above. The Corporation's deduction may be limited, however, under the provisions of the 1993 Omnibus Budget Reconciliation Act, which became law in August 1993, to the extent total remuneration for certain executive officers exceeds $1,000,000 in any one year.

        Under the 1988 Plan an incentive stock option may not be granted to an optionee if the value of the Common Shares with respect to which incentive stock options are exercisable for the first time by the optionee during any calendar year under this or any other plan of the Corporation exceeds $100,000.

GRANTS OF RESTRICTED SHARES

        The 1988 Plan provides for grants of restricted shares to key employees. A key employee who receives restricted shares will have Common Shares issued to him or her, registered in his or her name. However, such shares will be restricted as to transferability for a period of time as set forth in a restricted share agreement to be entered into between such employee and the Corporation. The Corporation will maintain physical custody of the certificates representing the restricted shares.

        Except for restrictions on transfer, an employee who receives restricted shares will have, with respect to those shares, all of the rights of a shareholder of the Corporation, including the right to vote the restricted shares and the right to receive cash dividends, unless the Committee otherwise determines. Any Common Shares issued with respect to the restricted shares as a result of a stock split, stock dividend or similar transaction will be restricted to the same extent as the restricted shares, unless the Committee otherwise determines.

        In the event an employee to whom a grant of restricted shares has been made ceases with the consent of the Committee to be an employee, or upon such employee's death, retirement or disability, the restrictions on transfer imposed by the 1988 Plan will lapse as determined by the Committee, but in no event will such employee receive unrestricted Common Shares in an amount less than the product obtained by multiplying the number of Common Shares subject to the grant by a fraction, the numerator of which is the number of full months from the date of the grant to the date of termination of employment and the denominator of which is the total number of months that such restricted shares were to be restricted. If an employee ceases to be an employee for any reason other than set forth above, all restricted shares held by that employee will be forfeited to the Corporation. If an employee who receives restricted shares remains an employee of the Corporation for the full period that

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

such shares are restricted, then at the expiration of the restriction period the employee will receive a certificate for such shares free and clear of any restrictions.

TAX ASPECTS OF RESTRICTED SHARES

        Key employees who receive restricted shares must recognize ordinary income equal to the fair market value of the Common Shares at the first time such shares become transferable or not subject to a substantial risk of forfeiture, whichever occurs earlier. The Corporation will be entitled to a tax deduction for the same amount at the time the key employee recognizes such income. However, the Corporation's deduction may be limited under the provisions of the 1993 Omnibus Budget Reconciliation Act, which became law in August 1993, to the extent total remuneration for certain executive officers exceeds $1,000,000 in any one year.

ACCELERATION

        The 1988 Plan provides that upon the occurrence of an "Event of Acceleration", as defined in the 1988 Plan, all then outstanding options will be immediately exercisable and the restrictions otherwise applicable to any restricted shares shall lapse. Generally, an Event of Acceleration will be deemed to have occurred upon the happening of an event that results in a change in control, or the potential for a change in control, of the Corporation.

ADMINISTRATION OF THE PLAN

        The 1988 Plan is administered by the Committee, which selects the optionees and grantees of restricted shares, determines the number of Common Shares to be covered by an option or a grant of restricted shares, the date or dates at which an option (or any portion thereof) may be exercised, the exercise price for an option, the form of option agreement, the period during which any restricted shares shall be restricted and the form of restricted share agreement, subject in all cases to approval of the board of directors and the specific terms of the 1988 Plan.

        The board of directors has the authority to amend the terms of the 1988 Plan, except that the class of employees eligible for options and restricted shares (i.e., key employees) may not be changed, the aggregate number of Common Shares subject to options and grants of restricted shares may not be increased (except in the case of certain adjustments described in the subsection entitled "Shares Reserved for the Plan", above), the minimum option price may not be decreased to less than 100% of the fair market value of the Common Shares on the date the option is granted, the term within which options and restricted shares may be granted may not be increased and the periods during which options may be exercised may not be extended without, in any of such cases, approval of the shareholders of the Corporation.

REQUIRED VOTE

        Approval of this proposal requires the affirmative vote of the holders of a majority of the Common Shares present in person or represented by proxy and entitled to vote at the meeting. The board of directors of the Corporation recommends a vote FOR the adoption of this proposal.


              PROPOSAL TO ADOPT THE UNITED STATES SHOE CORPORATION

                   ASSOCIATES' DISCOUNTED STOCK PURCHASE PLAN

        The board of directors has determined that it is in the best interests of the Corporation to provide its employees with an opportunity to purchase Common Shares at a favorable price and thereby to provide an additional incentive to work for the future success of the Corporation. Accordingly, the board has proposed for shareholder approval The United States Shoe Corporation Associates' Discounted Stock Purchase Plan (the "Plan"). The full text of the proposed Plan is set forth as Appendix B to this Proxy Statement and the following discussion is qualified in its entirety by reference to such text.

PURPOSE

        The purpose of the Plan is to encourage employees of the Corporation and its subsidiaries (which for purposes of the Plan means, in general terms, any corporation at least 80% of the stock of which is owned by the Corporation) to acquire a proprietary interest in the growth and performance of the Corporation by making it possible for such employees to acquire Common Shares at an advantageous price. If the Plan is approved by shareholders, it will become effective as of August 1, 1994.

SHARES RESERVED FOR THE PLAN

        A total of 500,000 Common Shares will be available for acquisition through the exercise of options under the Plan, except that adjustments in that number may be made to give effect to any relevant change in the Corporation's capitalization, such as a stock dividend, a stock split, a recapitalization, a consolidation or a similar change that affects equity interests in the Corporation. The Common Shares that are to be delivered upon the exercise of options granted pursuant to the Plan will be authorized and unissued shares. Upon the expiration or termination of any option that has not been exercised, the unpurchased Common Shares covered by such option may be made available for other options to be granted under the Plan. On April 4, 1994, the market value of a Common Share, based on the closing price per share on the New York Stock Exchange, was $17.13.

ELIGIBILITY

        Subject to the rules noted in "Distribution of Shares" below, an option will be granted under the Plan on the last business day of each calendar month (such day being called that option's "Option Date") to each person who is an eligible employee on that date. An employee is considered an "eligible employee" on an Option Date if he or she is an employee of the Corporation or one of its subsidiaries on such Option Date, unless he or she is then a seasonal employee, or has not completed by that date at least four months of service with the Corporation or its subsidiaries, or would, immediately after the grant of such option, directly or indirectly own or have options to own 5% or more of the Common Shares of the Corporation or any subsidiary. No option will be granted under the Plan to any person who is not an eligible employee. The Corporation considers that approximately 30,000 of its employees will be eligible to receive options under the Plan.

GRANT OF OPTIONS

        Any option granted to an eligible employee under the Plan will generally allow that employee to purchase a number of Common Shares up to the number produced by dividing 10% of the employee's compensation for the month in which the option is granted by 85% of the fair market value of a Common Share on the Option Date. In no event, however, can an employee be granted, during any calendar year, options for Common Shares having a fair market value at the time of grant in excess of $25,000.

        The price at which Common Shares subject to any option may be purchased (the "Option Price") will be equal to 85% of the fair market value of such Common Shares on the Option Date. In practical terms, each option granted under the Plan gives the employee to whom the option is granted the right to purchase Common Shares at a 15% discount in price.

PAYROLL DEDUCTIONS

        Each employee who may be an eligible employee as of the last business day of any month will be allowed to elect under the Plan to have any dollar amount deducted on an after-tax basis by his or her employer on each pay day during such month, provided that the amount deducted on any pay day may not be less than $10 or more than 10% of the employee's compensation for such pay day. Any amounts deducted from an employee's pay pursuant to the Plan will be allocated to a bookkeeping account (such account being called the employee's "payroll deduction account"). Such payroll deduction account will not be credited with interest. The amounts allocated to an employee's payroll deduction account for a month may be used to purchase Common Shares available under any option granted to the employee under the Plan for such month, as is discussed in the following section.

EXERCISE OF OPTIONS

        Any option to purchase Common Shares which is granted to an eligible employee under the Plan will automatically be exercised by the employee on the Option Date for that number of Common Shares (up to the maximum number of Common Shares available under the option) which the employee's accumulated payroll deductions then allocated to his or her payroll deduction account will purchase at the Option Price, unless the employee files with the Committee prior to such Option Date a written notice that he or she does not want to exercise such option.

        The number of Common Shares which may be purchased under all options granted under the Plan as of any Option Date may be reduced on a pro rata basis to the extent such reduction is necessary to avoid the Plan's limit on the total number of Common Shares available for purchase under the Plan.

       If any amounts previously allocated to an employee's payroll deduction account as of the last business day of any month are not used to purchase Common Shares (whether because the employee is not an eligible employee on such day, because the employee files a written request not to purchase Common Shares under the option, or because the maximum number of Common Shares available under his or her option is less than the amount then allocated to his or her payroll deduction account could otherwise purchase), such amounts will be paid to the employee as soon as administratively possible.

DISTRIBUTION OF SHARES

       Any Common Shares purchased by an employee under the Plan will be held for the employee in an account (the employee's "stock account") established by a bank, a brokerage house or other financial institution employed for that purpose by the Corporation (such bank, brokerage house or other financial institution being called the "Custodian") until such stock account is distributed to the employee (or, in the event of his or her death, to the employee's estate).

       Any dividends paid on Common Shares held in any employee's stock account will be used to purchase additional Common Shares (generally on the largest national securities exchange on which the shares are then listed) as soon as administratively possible following the payment of such dividends. The Custodian also will issue quarterly statements to each employee who has a stock account, showing the number of Common Shares credited to his or her account.

       An employee (or, in the event of the employee's death, his or her estate) may request at any time, pursuant to any reasonable administrative rules established by the Committee and the Custodian for this purpose, that the Custodian distribute or sell all or any portion of the Common Shares held in the employee's stock account. As soon as administratively possible following the receipt of such a request, the Custodian will distribute or sell the requested portion of such stock account.

       In the event of a requested distribution of all or any portion of the employee's stock account, the Custodian will distribute to the employee (or, if applicable, to his or her estate) a stock certificate for the requested number of Common Shares. However, fractional shares will not be distributed but will be sold by the Custodian on behalf of the employee (or, in the event of his or her death, on behalf of the employee's estate) and on the largest national securities exchange on which the Common Shares are then listed, for the then market price of such fractional share less any commission or other expenses of such sale. The net proceeds of the sale of the fractional share will be paid to the employee (or, in the event of his or her death, to the employee's estate).

       In the event of a requested sale of all or a portion of the employee's stock account, the Custodian shall sell, on behalf of the employee (or, in the event of his or her death, the employee's estate) and on the largest national securities exchange on which the Common Shares are then listed, the Common Shares then held in the portion of the employee's stock account which has been requested, for the then market price of such shares less any commission or other expenses of such sale, and the net proceeds of such sale will be paid to the employee (or his or her estate).

       The Committee may, at reasonable intervals, require any participant whose employment with the Corporation or its subsidiaries has terminated to file a request for distribution of the former employee's stock account.

       Any employee who requests more than one distribution of Common Shares allocated to his or her stock account in any calendar year will be ineligible to receive any option under the Plan (and will be ineligible to have deductions taken from his or her pay pursuant to the Plan) for six consecutive months following the month in which he or she makes the second or any subsequent request for such a distribution in a calendar year.

MISCELLANEOUS RULES AS TO COMMON SHARES

       For purposes of this Plan, the fair market value of a Common Share on any date is generally considered to be the average of the highest and lowest prices on such date of a Common Share on the largest national securities exchange on which the Common Shares are then listed.

       If at any time the Committee determines that the listing of Common Shares with respect to which any option is granted under the Plan, the registration or qualification under any state or federal law or the consent or approval of any governmental regulatory body is necessary as a condition of, or in connection with, the granting of an option or the purchase, issue or transfer of Common Shares with respect to which the option is granted, then such option may not be granted or the transfer completed, as the case may be, unless such listing, registration, qualification, consent or approval has been effected or the applicable employee has agreed that the Common Shares may be issued or transferred subject to any restrictions that will make it unnecessary to effect or obtain such listing, registration, qualification, consent or approval.

ADMINISTRATION OF THE PLAN

       The Plan will be administered by a committee comprised of at least three directors and/or employees who will be appointed by the Corporation's board of directors (such committee being called the "Committee"). The Committee will have full authority and discretion to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to prepare forms to use with respect to the Plan, to prepare material explaining the Plan to employees and to make all other determinations necessary or advisable for the administration of the Plan. The Committee's determination as to any matter relating to interpretation of the Plan will be conclusive.

       Except as is otherwise noted elsewhere in this summary, all expenses of administering the Plan, including the compensation of the Custodian, will be paid by the Corporation.

       The board of directors will have the right to amend, suspend or terminate the Plan, except that no such action may affect adversely the rights of any employee under any option granted prior to such amendment, suspension or termination. Also, no amendment changing the class of employees or persons eligible to receive options, changing the aggregate number of shares to be subject to options or materially increasing the benefits accruing to eligible persons may be made without, in any of such cases, approval by the favorable vote of the holders of a majority of the outstanding shares of the Corporation present in person or represented by proxy and entitled to vote at a meeting of shareholders. The board of directors does, however, intend to amend the Plan to the extent any amendments are required for the Plan to meet any tax and securities laws and regulations applicable to the Plan.

TAX ASPECTS OF OPTIONS

       The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. As such, the Plan should have, in general terms, the federal income tax consequences (under current federal income tax rules) described below.

       An employee will not recognize compensation income merely because of the grant or exercise of an option under the Plan, and the Corporation and its subsidiaries will likewise not be entitled to any compensation deduction at the time of such option's grant or exercise. However, amounts deducted from an employee's pay to purchase Common Shares under the Plan will be taxed as current compensation income to the employee, and the Corporation or its subsidiaries are entitled to a compensation deduction with respect to such pay deductions. Moreover, any dividends paid to an employee under the Plan are taxed as current income to the employee, but the Corporation and its subsidiaries are not entitled to a deduction for such amounts.

       If the employee does not sell or otherwise dispose of the Common Shares he or she purchases under an option granted under the Plan for at least the two years after such purchase, then, upon any subsequent sale of such shares, the employee generally is required to recognize as compensation income the lesser of (i) the excess of the sales price of the shares over the original Option Price for such shares or (ii) the excess of the fair market value of the shares at the time they were purchased under the Plan over such Option Price. If the sales price is greater than the fair market value of such shares at the time they were purchased, moreover, that difference will be recognized as long-term capital gain. The Corporation and its subsidiaries will not, however, be entitled to any compensation deduction in the event of a sale of such shares more than two years after the employee purchased the shares under the Plan.

       If, on the other hand, the employee sells the Common Shares he or she purchased under an option granted under the Plan within two years after such purchase, then the employee will be required to recognize as compensation income the excess of the fair market value of such shares at the time of their purchase by the employee under the Plan over the original Option Price for such shares. Any additional amount by which the sales price of the shares exceeds their fair market value at the time they were purchased by the employee under the Plan will be recognized by the employee as short-term or long-term capital gain (depending on whether or not the employee sells the shares more than a year after his or her purchase of such shares under the
Plan). In this situation, the Corporation or its subsidiaries will be entitled to a compensation deduction equal to the amount recognized as compensation income by the employee.

       The above discussion is a general overview of the federal income tax consequences of the Plan and is not intended to cover all tax aspects of the Plan. It is based on current federal tax laws and regulations and is subject to change if such laws and regulations are amended or modified. Each participant will be advised to consult with his or her tax advisor for more specific, detailed information concerning his or her individual tax situation under federal, state and local tax laws.

REQUIRED VOTE

       Approval of this Plan requires the affirmative vote of the holders of a majority of the Common Shares present in person or represented by proxy and entitled to vote at the meeting. THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE FOR THE ADOPTION OF THIS PROPOSAL.